Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, December 13, 2022 – Suzano S.A. (“Company” or “Suzano”)
(B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that it has been one more time selected to join the Dow Jones Sustainability Emerging Markets Index (DJSI), in the sector of paper and forest products. The list of companies to participate in the new 2022-2023 portfolio was announced on December 9, 2022 by S&P Global and will have its changes effective on December 19, 2022.

The selection of companies to participate in the index is based on assessment of best practices in sustainability, considering areas such as corporate governance, environmental management, human capital development, social engagement, etc.

Suzano will continue to devote efforts for its sustainability practices to be continuously recognized by external assessment companies. The Company believes there are relevant opportunities for advance in the next assessment cycles, associated with the ongoing progress of Suzano in the dynamic ESG agenda.

São Paulo, December 13, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer